UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 13, 2022

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 320, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Common stock, par value $0.0001

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

First Amendment to the Intellectual Property Transfer Agreement

On July 13, 2022, Emerald Health Pharmaceuticals Inc. (the “Company“) entered into the First Amendment to the Intellectual Property Transfer Agreement (the "Amended IPTA") which amends that certain Intellectual Property Transfer Agreement (the "IPTA"), dated June 13, 2017, with VivaCell Biotechnology España S.L., a limited liability company formed under the laws of Spain ("VivaCell"). The Amended IPTA provides for future payments from the Company to VivaCell of up to $2.7 million per product due upon completion of certain development milestones.

Gaetano Morello and Jim Heppell, directors of the Company, are also directors of VivaCell and of Emerald Health Sciences, Inc. (“Sciences”). VivaCell is a wholly owned subsidiary of Sciences and Sciences is a control person of the Company.

The foregoing description of the Amended IPTA does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended IPTA, which is attached hereto as Exhibit 6.1 and is incorporated herein by reference.

Update Regarding Previously Announced SEC Investigation

As previously announced, the Company received a “Wells Notice” from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Wells Notice stated that the Staff had made a preliminary determination to recommend that the Commission file an enforcement action against the Company alleging violations of Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On July 1, 2022, the Company submitted a settlement proposal to the Staff. The Company has reached a settlement in principle with the Staff, which remains subject to negotiation of customary settlement documentation and approval by the Commission.

The Company cannot predict with confidence or certainty the ultimate outcome of the Commission’s process, including whether the Commission will accept a settlement with respect to the issues raised in the Wells Notices.

Exhibit Index

Exhibit No.	Description of Exhibit
6.1*	First Amendment to the Intellectual Property Transfer Agreement dated July 13, 2022, between the Company and VivaCell Biotechnology España S.L.

*	Certain identified information has been excluded from this exhibit because it is both (i) not material and (ii) is the type that the company treats as private or confidential. Such portions are marked as indicated with [***].

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

By:	/s/ James L. Heppell
James L. Heppell
Chairman and Director

Date: July 28, 2022

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